                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended December 31, 2002

                                    OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____________ to _____________

                      Commission file number: 1-8803

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Material Sciences Corporation
                           Savings and Investment Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                          Material Sciences Corporation
                            2200 East Pratt Boulevard
                        Elk Grove Village, Illinois 60007

                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                                TABLE OF CONTENTS

(a)   Financial Statements:

      INDEPENDENT AUDITORS' REPORT.............................................................   1

      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS.................................................   2

      FINANCIAL STATEMENTS:

           Statements of Net Assets Available for Benefits as of
           December 31, 2002 and 2001..........................................................   3

           Statement of Changes in Net Assets Available for Benefits
           for the Year Ended December 31, 2002................................................   4

           Notes to Financial Statements.......................................................   5

      SUPPLEMENTAL SCHEDULE:

           Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of
           Year) as of December 31, 2002.......................................................  10

        All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b)   Exhibits:

      Exhibit 23.1 - Consent of Independent Auditors.

      Exhibit 23.2 - Notice Regarding Consent of Arthur Andersen LLP

      Exhibit 99.1 - Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INDEPENDENT AUDITORS' REPORT

To the Material Sciences Corporation Retirement Plan Committee:

We have audited the accompanying statement of net assets available for benefits of Material Sciences Corporation Savings and Investment Plan (the "Plan") as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2001 were audited by other auditors who have ceased operations. The other auditor's report, dated May 21, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

May 20, 2003
(June 23, 2003 as to the second paragraph of Note 7)

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP.

To the Retirement Plan Committee of
Material Sciences Corporation
Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of MATERIAL SCIENCES CORPORATION SAVINGS AND INVESTMENT PLAN as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Material Sciences Corporation Savings and Investment Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of the year and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP


Chicago, Illinois
May 21, 2002

MATERIAL SCIENCES CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                              2002              2001
ASSETS:
 Participant-directed investments (Note 3)               $  35,256,568     $  37,951,044
                                                         -------------     -------------

  Receivables:
  Employer contributions                                       128,894           205,613
    Participant contributions                                   44,332           108,096
                                                         -------------     -------------
         Total receivables                                     173,226           313,709
                                                         -------------     -------------

NET ASSETS AVAILABLE FOR BENEFITS                        $  35,429,794     $  38,264,753
                                                         =============     =============


See notes to financial statements.

MATERIAL SCIENCES CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


ADDITIONS:
  Contributions:
    Participant contributions                                             $    3,413,753
    Employer contributions                                                     1,193,647
  Dividends and interest                                                         884,655
                                                                          --------------

           Total additions                                                     5,492,055
                                                                          --------------

DEDUCTIONS:
  Benefits paid to participants                                               (2,889,465)
  Net depreciation in fair value of investments (Note 3)                      (5,432,149)
  Administrative expenses                                                         (5,400)
                                                                          --------------

           Total deductions                                                   (8,327,014)
                                                                          --------------

DECREASE IN NET ASSETS                                                        (2,834,959)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                           38,264,753
                                                                          --------------

  End of year                                                             $   35,429,794
                                                                          ==============


See notes to financial statements.

MATERIAL SCIENCES CORPORATION
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1.  DESCRIPTION OF THE PLAN

      The following description of the Material Sciences Corporation Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      General--The Plan was established on January 1, 1976, as a defined contribution savings and investment plan. Employees of Material Sciences Corporation ("MSC") and its subsidiaries (collectively, the "Company") are eligible to participate as of their date of hire (as defined in the Plan agreement).

      Plan Administration--The Retirement Plan Committee, consisting of current employees of the Company, administers the Plan. Putnam Fiduciary Trust Company (the "Trustee") is the trustee of the Plan. In addition, the Trustee performs additional record keeping tasks for the Plan.

      Contributions--Effective July 1, 2002, participant's maximum yearly contribution increased from 14 percent to 50 percent. Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. The combined pre-tax and after-tax contributions up to 6 percent of the participant's compensation are designated as "Basic Contributions." Any contribution in excess of the 6 percent of participant's compensation is designated as "Supplemental Contributions." The combined pre-tax and after-tax contributions cannot exceed 50 percent of the participant's compensation.

      The Company contributes, in cash, 60 percent of the first six percent of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's board of directors. No such additional discretionary contributions were made for the year ended December 31, 2002.

      Participant Accounts--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Earnings include interest, dividends, realized gains or losses on sales of investments and the net change in unrealized appreciation or depreciation of investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Investment Options--Participants may direct the investments of their total account balances into seven mutual funds, two common collective trust funds ("CCT"), and a Company stock fund currently available in the Plan.

      Vesting and Forfeitures--Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service. Upon termination of employment, any amounts not vested are forfeited and are applied toward future Company matching contributions. Contributions made by the participants and the related earnings are fully vested and not subject to forfeiture. In 2002, forfeitures were $118,984 and were used to reduce the Company's matching contribution.

      Payment of Benefits--Upon retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance.

      Loans and Distributions to Participants--Participants may borrow as much as 50 percent of their vested account balance, or $50,000 (whichever is less). The minimum loan amount is $1,000. Most loans must be repaid within five years. The loan period is extended to 15 years if the loan proceeds were used to purchase a primary residence. Loans are secured by the balance in the participant's account. The interest rate is prime plus 1 percent. Participants may request a distribution of their after-tax funds, including their vested Company match. In addition, hardship distributions are permitted if certain criteria are met. Such withdrawals, however, are subject to a 10 percent excise tax if the participant is less than 59 1/2 years of age and the withdrawal does not qualify for exemption under the Internal Revenue Code ("IRC") regulations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Investment Valuation and Income Recognition--The investments of the Plan, except for the Putnam Stable Value Fund, are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

      The Plan's interest in the Putnam Stable Value Fund, at December 31, 2002 and 2001, is a CCT. The Plan owns shares in this CCT, which, in turn holds shares in the underlying securities. The Putnam Stable Value Fund holds investments in guaranteed investment contracts. These investment contracts provide for benefit-responsive withdrawals at contract value. These investments are valued at contract value, which approximates fair values, as determined by the Trustee (that being contract value representing investing principal plus accrued interest thereon). At December 31, 2002 and 2001, the crediting interest rates for the CCT were approximately 6 percent, and the average yield for the year ended December 31, 2002 was approximately 6 percent.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits, as net appreciation (depreciation) in fair value of investments.

      Administrative Expenses--The Company pays all administrative expenses of the Plan, except for certain investment management charges, distribution, and loan processing fees.

      Payment of Benefits--Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the plan but have not yet been paid at December 31, 2002 and 2001.

3.  INVESTMENTS

      The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2002 and 2001:

                                                     2002               2001

      George Putnam Fund                         $ 5,167,252        $ 5,633,839
      Putnam Growth & Income Fund                  5,701,092          7,561,968
      Putnam Global Growth Fund                            -          1,961,836
      Putnam Voyager Fund                          4,826,060          6,578,556
      Putnam OTC & Emerging Growth Fund                    -          2,436,967
      Loan Fund                                    1,935,788                  -
      Putnam Stable Value Fund                    10,335,053          7,617,590

       During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $5,432,149 as follows:

       Mutual funds:
        Putnam Voyager Fund                                         $(1,769,576)
        Putnam Growth and Income Fund                                (1,538,066)
        Putnam OTC and Emerging Growth Fund                            (775,685)
        Putnam George Putnam Fund                                      (678,906)
        Putnam Global Equity Fund                                      (434,650)
        Putnam S&P 500 Index Fund                                      (371,370)
        Putnam International Growth Fund                               (168,846)
        Neuberger & Berman Genesis Trust Fund                           (68,760)
        Oakmark International Fund                                      (41,110)
        ABN AMRO Veredus Aggressive Growth Fund                         (26,728)
                                                                    -----------

       Total mutual funds                                            (5,873,697)

       Common stock                                                     441,548
                                                                    -----------

       Net depreciation of investments                              $(5,432,149)
                                                                    ===========

4.   FEDERAL INCOME TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan is designed in accordance with applicable IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   RELATED-PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Co., the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

       At December 31, 2002 the Plan held 84,816 shares of the common stock of Material Sciences Corporation, the Plan's sponsor. During the year ended December 31, 2002, the Plan recorded no dividend income related to such stock.

6.   PLAN TERMINATION

       Although the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time, subject to ERISA. In the event of termination, the Plan provides that the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in the order and amounts provided for in the Plan document, and that all participants shall become fully vested on their Company contribution accounts at that time.

7.   SUBSEQUENT EVENTS

       On April 16, 2003, the Company's Board of Directors voted to terminate the Company's shareholder rights agreement. The agreement will be terminated by redeeming all of the outstanding rights at a price of $0.01 per right, payable in cash. There is currently one right attached to each outstanding share of common stock. The redemption payment will be mailed on or about May 16, 2003 to shareowners of record on April 28, 2003. As a result of the redemption, the rights cannot become exercisable, and the shareholder rights agreement will be terminated. This subsequent event has no material effect on the Plan's financial statements.

       Effective July 1, 2003, the Company will contribute, in cash, 35% of the first 6% of base compensation that a particular participant contributes to the Plan, a decrease from 60% for the period January 1, 2003 through June 30, 2003.

                                     ******

MATERIAL SCIENCES CORPORATION
SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                                             Current
      Identity of Issuer                          Description of Investment                   Value

* Putnam Fiduciary Trust Co.      George Putnam Fund                                       $ 5,167,252
                                  International Growth Fund                                    907,834
                                  Growth & Income Fund                                       5,701,092
                                  Global Growth Fund                                         1,302,701
                                  Voyager Fund                                               4,826,060
                                  Stable Value Fund                                         10,335,053
                                  OTC & Emerging Growth Fund                                 1,728,540
                                  S&P 500 Index Fund                                         1,209,594
  Oakmark                         Oakmark International Fund                                   185,157
  ABN AMRO                        Veredus Aggressive Growth Fund                                67,524
  Neuberger & Berman              Genesis Trust Fund                                           792,449
* Material Sciences Corporation   Material Sciences Corporation Stock                        1,097,524
* Loans to participants           Interest rates ranging from lowest 6%; highest 10%
                                   maturing from 2002 to 2007                                1,935,788
                                                                                           -----------

  Total investments                                                                        $35,256,568
                                                                                           ===========

* Represents a party in interest.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 30/th/ day of June, 2003.

                              MATERIAL SCIENCES CORPORATION
                              SAVINGS AND INVESTMENT PLAN

                              By: Material Sciences Corporation,
                                  Plan Administrator

                                  By: /s/ James J. Waclawik, Sr.
                                     -------------------------------------------
                                      James J. Waclawik, Sr.
                                      Vice President, Chief Financial Officer
                                      and Secretary

                                  By: /s/ John M. Klepper
                                     -------------------------------------------
                                      John M. Klepper
                                      Vice President, Human Resources

                                  Exhibit Index

     Exhibit No.      Description
--------------------- ----------------------------------------------------------
        23.1          Consent of Independent Auditors.

        23.2          Notice Regarding Consent of Arthur Andersen LLP.

        99.1 Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.